U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-21463

(Check  One):  [ X ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [   ] Form 10-Q
[  ]  Form  N-SAR

For  Period  Ended:  December  31,  2000.

[  ]  Transition  Report  on  Form  10-K  or  Form  10-KSB
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q  or  Form  10-QSB
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:  Not  Applicable

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


                                     Part I
                             Registrant Information

Full  Name  of  Registrant:  Murdock  Communications  Corporation

Former  Name  if  Applicable:  Not  Applicable

Address  of  Principal Executive Office (Street and Number):  5539 Crane Lane NE

City,  State  and  Zip  Code:  Cedar  Rapids,  IA  52402

                                     Part II
                             Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a)  The  reason  described  in  reasonable detail in Part III of this form
    |     could  not  be  eliminated  without  unreasonable  effort  or expense;
    |
    |(b)  The  subject  annual  report,  semiannual report, transition report on
    |     Form  10-K,  Form  20-F,  Form  11-K  or  Form  N-SAR,  or  portion
    | thereof will be filed on or before the fifteenth calendar day [X] | following the prescribed due date; or the subject quarterly report
    |     or  transition  report  on Form 10-Q, or portion thereof will be filed
    |     on  or  before  the  fifth  calendar  day following the prescribed due
    |     date;  and
    |
    |(c)  The  accountant's  statement  or  other  exhibit  required  by
    |     Rule  12b-25(c)  has  been  attached  if  applicable.

                                    Part III
                                    Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant could not file its annual report on Form 10-K for the year ended December 31, 2000 on the prescribed filing date for the following reasons:

          The Company was not able to compile the financial data necessary to complete the Company's financial statements by April 2, 2001, the required filing date for the Company's annual report on Form 10-K, without unreasonable effort and expense because of limited staffing and resources and the extraordinary demands upon management's time with respect to the Company's operating and financial difficulties. The Company also needed to obtain the resources to pay the prior-year fees and current-year fees of its auditors in order to obtain the audit opinion required for the filing.


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
                                     Part IV
                                Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

Paul  C.  Tunink,  Chief  Financial  Officer     319-393-8999

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [x] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [x] Yes   [ ] No

     The Company anticipates that it will report substantially lower revenues due to certain of the factors discussed in its Form 10-Q reports filed during 2000.

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
     Murdock Communications Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated  this  30th  day  of  March,  2001.

                                        MURDOCK  COMMUNICATIONS
                                        CORPORATION

                                        BY      /s/  Paul  C.  Tunink
                                          -----------------------------------
                                          Paul  C.  Tunink,  Chief  Financial
                                          Officer



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